SECUI

22006674

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MAR 01 2022

Washington, DC

SEC FILE NUMBER
8-47883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE - PUBLIC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Freedom Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS REPORT

Albert G. Lowenthal	212-668-5782	Albert.Lowenthal@opco.com
(Name)	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filling*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Freedom Investments, Inc.
Table of Contents
December 31, 2021

This report contains:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10012-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of Freedom Investments, Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2013.

Freedom Investments, Inc.
Statement of Financial Condition
As of December 31, 2021
Public

Assets		
Cash	$	2,611,804
Due from parent, clearing broker		2,046,012
Income tax receivable		11,434
Other assets		18,193
Total assets		4,687,443
Liabilities and Stockholder's Equity		
Due to parent		49,509
Deferred Taxes		28
Accrued expenses & other liabilities		14,919
Total liabilities		64,456
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		4,716,394
Cumulative deficit		(94,407)
Total stockholder's equity		4,622,987
Total liabilities and stockholder's equity	$	4,687,443

The accompanying notes are an integral part of these financial statements.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides online investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly-owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation. The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as other expense.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $4,593,360 which exceeded minimum capital requirements by $4,493,360.

4. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction. With respect to federal, combined state and local, and separate company state and local income tax expense (benefit) of the Company, the Company computes income tax expense (benefit) based on the separate-return approach as modified for the realizability of its deferred tax assets.

As of December 31, 2021, the Company has deferred tax liability of $28 related book/tax basis differences in the Company's depreciable fixed asset.

The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2017 except for New York State and City.

As of December 31, 2021, the Company has no unrecognized tax benefits. The Company's management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

5. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash of $2,046,012 is held in the Company's brokerage account with the Parent. The Company is included in the Parent's calculation of reserve requirements for the proprietary accounts of brokers.

At December 31, 2021, the Company had an amount due to the Parent of $49,509 related to operational expenses. These expenses are initially paid by the Parent and are subsequently reimbursed to the Parent by the Company.

6. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2021 and through the date on which the financial statements were issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.